EXHIBIT 11

                                        FRED'S, INC.

                             COMPUTATION OF NET INCOME PER SHARE

                                         (unaudited)

                          (in thousands, except per share amounts)


                                                      THIRTEEN WEEKS ENDED
                                                   APRIL 29,        APRIL 30,
                                                     1995             1994

PRIMARY NET INCOME PER SHARE

  Net income                                       $ 2,255           $ 2,779


  Weighted average number of common shares
   outstanding during the period                     9,307             9,307

  Additional shares attributable to common
   stock equivalents                                    -                 -

                                                     9,307             9,307


  Net income per share                             $   .24           $   .30